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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

CROSS BORDER RESOURCES, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

227443 108
(CUSIP Number)

February 17,  2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:     LBA Capital Partners, LLC
 	 20-8481467

2. 	Check the Appropriate Box if a Member of a Group
(See Instructions)

(a) 	[_]
(b) 	[_]
  	NOT APPLICABLE

3. 	SEC Use Only:


4. 	Citizenship or Place of Organization:   Arkansas


Number of Shares Beneficially Owned by Each Reporting Person With:

5. 	Sole Voting Power: 	843,017 SHARES


6. 	Shared Voting Power: 	NOT APPLICABLE


7. 	Sole Dispositive Power: 	843,017 SHARES


8. 	Shared Dispositive Power: 	NOT APPLICABLE


9. 	Aggregate Amount Beneficially Owned by Each Reporting Person:

843,017 SHARES

10. 	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(See Instructions):

  	NOT APPLICABLE

11. 	Percent of Class Represented by Amount in Row (9):   6.8%


12. 	Type of Reporting Person (See Instructions):

OO (Other) Limited Liability Company



CUSIP No. 227443 108


1.	Names of Reporting Persons:     Stephen Blake Murchison


2. 	Check the Appropriate Box if a Member of a Group
(See Instructions)

(a) 	[_]
(b) 	[_]
  	NOT APPLICABLE

3. 	SEC Use Only:


4. 	Citizenship or Place of Organization:   Arkansas


Number of Shares Beneficially Owned by Each Reporting Person With:

5. 	Sole Voting Power: 	1,120,206 SHARES


6. 	Shared Voting Power: 	NOT APPLICABLE


7. 	Sole Dispositive Power: 	1,120,206 SHARES


8. 	Shared Dispositive Power: 	NOT APPLICABLE


9. 	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,120,206 SHARES

10. 	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions):

  	NOT APPLICABLE

11. 	Percent of Class Represented by Amount in Row (9):    9.0%


12. 	Type of Reporting Person (See Instructions):     IN (Individual)

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SCHEDULE 13G

Item 1

(a)	  	Name of Issuer:

	 	Cross Border Resources, Inc.

(b)	  	Address of Issuer's Principal Executive Offices:

	 	22610 U.S. Highway 281 N.
	 	San Antonio, TX 78258

Item 2

(a)	  	Name of Person Filing:

Stephen Blake Murchison, as managing member of LBA Capital Partners, LLC and as trustee of the Murchison Living Trust, may be deemed to be the beneficial owner of 1,120,206 shares which are the subject of this Schedule 13G.

LBA Capital Partners, LLC, as record holder of 843,017 shares which are the subject of this Schedule 13G, may be deemed to be beneficial owner of 843,017 shares.

Both Mr. Murchison and LBA Capital Partners, LLC are collectively the "Reporting Persons."

(b)	  	Address of Principal Business Office or, if none,
Residence:

The principal business address of the Reporting Persons is 38 Germany Ct, Little Rock, AR 72223.

(c)	  	Citizenship:

Stephen Blake Murchison is a citizen of the State of Arkansas.
LBA Capital Partners, LLC is a limited liability company organized under the laws of the State of Arkansas.

(d)	  	Title of Class of Securities:

Common stock, par value $0.001 per share

(e)		CUSIP Number:

227443 108

Item 3	 	If this statement is filed pursuant to Rules 13d-1(b),
or 13d-2(b) or (c), check whether the person filing is a:

a. [ ] Broker or dealer registered under Section 15 of the Act.
b. [ ] Bank as defined in Section 3(a)(6) of the Act.
c. [ ] Insurance company as defined in Section 3(a)(19) of the Act.
d. [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940;
j. [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	 	Ownership:

Reference is hereby made to Items 5-9 and 11 of the cover page of this
Schedule 13G, which Items are incorporated by reference herein.

843,017 shares to which this Schedule 13G relates are owned of record by LBA Capital Partners, LLC, for which Stephen Blake Murchison serves as managing member.

277,189 shares to which this Schedule 13G relates are owned of record by the Murchison Living Trust, for which Stephen Blake
Murchison serves as trustee.

Mr. Murchison, as managing member and trustee, may therefore be deemed to beneficially own 1,120,206 shares (the "Shares") for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, insofar as he may be deemed to have the power to direct the voting or disposition of those Shares.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Mr. Murchison is the beneficial owner of the Shares and he disclaims beneficial ownership as to the Shares.

Item 5	 	Ownership of Five Percent or Less of a Class:

	 	Not Applicable.

Item 6	 	Ownership of More than Five Percent on Behalf of Another Person:

	 	Not Applicable.



Item 7	  	Identification and Classification of the Subsidiary which
Acquired the Security Being Reported on by the Parent Holding Company:

	  	Not Applicable.

Item 8	  	Identification and Classification of Members of the Group:

	  	Not Applicable.

Item 9	  	Notice of Dissolution of Group:

	  	Not Applicable.

Item 10	  	Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The Reporting Persons have agreed that this Schedule 13G may be filed by Stephen Blake Murchison on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement is attached as an Exhibit to this Schedule 13G.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2011

LBA CAPITAL PARTNERS, LLC

/s/ Stephen Blake Murchison
Name: Stephen Blake Murchison
Title: Managing Member